EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended March 31,
(Dollars in millions)	2012	2011	2010	2009	2008
Consolidated income (loss) before provision for income
taxes	$2,423	$3,003	$1,679	$(1,052)	$(380)
Fixed charges:
Interest1	$1,300	$1,614	$2,023	$2,956	$4,151
Portion of rent expense representative of the interest
factor (deemed to be one-third)	8	8	8	8	8
Total fixed charges	$1,308	$1,622	$2,031	$2,964	$4,159

Earnings available for fixed charges	$3,731	$4,625	$3,710	$1,912	$3,779
Ratio of earnings to fixed charges	2.85	2.85	1.83	(A)	(A)

1	Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”

(A)   Due to our loss in fiscal years 2009 and 2008, the ratio of earnings to fixed assets was less than one.  We must generate additional earnings equal to pre-tax loss to achieve a coverage of one to one.

154